Exhibit 99.1

WESTFIELD, N.J.—May 16, 2012—The Polonitza Group today issued the following statement with respect to the results of ITEX Corporation’s just-concluded annual meeting:

The preliminary report of ITEX’s Inspector of Elections indicates the margin of difference between the votes received by the Incumbents and those received by the Polonitza Group’s nominees is less than the amount of shares that the current Board created in 2011 through stock grants and a private placement to select franchisees. The voting of these shares and their inclusion or exclusion in the directorial election are being challenged in the Washington State Superior Court. David Polonitza has offered the court evidence which he believes demonstrates that these shares were created for the purpose of entrenchment by the Board of Directors in order to frustrate the Polonitza Group’s proxy contest. If Mr. Polonitza is successful in challenging the voting of these stock shares, we believe the Polonitza Group’s two nominees will have received more votes than each of the three Incumbent’s nominees. The final certification of the 2011 Annual Meeting stockholder vote is currently subject to court approval pending further proceedings before the Washington State Superior Court.

Contact:

InvestorCom, Inc.
John Grau, 203-972-9300
or
The Polonitza Group
David Polonitza, 502-460-3141
polonitza@enhanceitex.com